October 9, 2025

VIA EDGAR

Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

RE:	Rule 17g-1 Fidelity Bond Filing

Information with Respect to Period Covering November 1, 2025 through November 1, 2026 for First American Funds Trust (811-23751) (the “Fund”):

Dear Sir or Madam:

Enclosed for filing, pursuant to Rule 17g-1 of the Investment Company Act of 1940, as amended, please find the following information with respect to the Fund referenced above:

●	A copy of the executed fidelity bond for the period from November 1, 2025 through November 1, 2026 (see Exhibit 1); and

●	A copy of the resolutions from the September 9, 2025 meeting of the Board of Trustees at which a majority of trustees not considered “interested persons” approved the amount, type, form and coverage of the fidelity bond, and the premium to be paid by the Fund for the period from November 1, 2025 through September 30, 2026 (see Exhibit 2).

Please note for the Commission’s records that premiums have been appropriately paid for the period from November 1, 2025 through November 1, 2026.

Please contact me if you have questions or require additional information.

Very truly yours,

/s/ Richard J. Ertel

Richard J. Ertel
Secretary

Enclosures